Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2019

With Report of Independent Registered Public Accounting Firm



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2018** (MM/DD/YY) AND ENDING **03/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mizuho Securities USA LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kronenberg **(212) 209-9499**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __**David Kronenberg**_____, swear that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Mizuho Securities USA LLC_____, as

of _____**March 31**_____, 20**19**___, are true and correct. I further swear that neither the

company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified

solely as that of a customer, except as follows:

_____

_____

_____

.ROBERT L. CORDELL II
NOTARY PUBLIC, State of New York
No. 02CO5057860
Qualified in New York County
Commission Expires July 31, 20 **22**

_____
Notary Public

_____
Signature

Managing Director &
Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income.
☐ (d) Statement of Comprehensive Income
☐ (e) Statement of Changes in Financial Condition.
☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (h) Computation of Net Capital.
☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
☐ (r) Statement of Cleared Swaps Customer Segregation Requirements and Funds Cleared Swaps Customer Accounts Under 4D(F) of the CEA
☐ (s) Computation of CFTC Minimum Net Capital Requirements.
☐ (t) Supplementary Report of Independent Auditors on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mizuho Securities USA LLC

Consolidated Statement of Financial Condition
March 31, 2019

Contents



Building a better
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mizuho Securities USA LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Mizuho Securities USA LLC and subsidiary (the Company) as of March 31, 2019 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2002.
May 30, 2019

Mizuho Securities USA LLC

Consolidated Statement of Financial Condition

March 31, 2019
(In Thousands)

Assets

Cash and cash equivalents	$	131,923
Cash and securities segregated for regulatory purposes		2,736,768
Collateralized agreements:		
Securities purchased under agreements to resell		14,313,039
Securities borrowed		1,711,543
Securities owned, at fair value (including securities pledged of $6,890,604)		9,000,432
Receivables from brokers/dealers, clearing organizations and customers		1,297,851
Accrued interest and dividends receivable		58,379
Receivable from affiliates		33,456
Clearing and other deposits		136,716
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $110,398		45,746
Exchange memberships, at cost (fair value of $6,955)		7,002
Prepaid expenses		16,288
Other assets		48,370
Total assets	$	29,537,513

Liabilities and member's equity

Short-term borrowings	$	893,254
Collateralized agreements:		
Securities sold under agreements to repurchase		18,375,985
Securities loaned		2,946,174
Securities sold, not yet purchased, at fair value		2,154,077
Payables to brokers/dealers, clearing organizations and customers		3,541,507
Accrued interest and dividends payable		44,401
Accrued expenses and other liabilities		259,165
Total liabilities	$	28,214,563
Subordinated borrowings		400,000
Member's equity		922,950
Total liabilities and member's equity	$	29,537,513

The accompanying notes are an integral part of the consolidated statement of financial condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition

(In Thousands)

1. Organization and Description of Business

The Company

Mizuho Securities USA LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is a bank holding company, which is ultimately wholly-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries.

The Company is the manager of Mizuho Capital Markets LLC ("MCM"), a wholly-owned subsidiary of MHA. MCM transacts in interest rate swaps and options, foreign currency swaps and other derivative products, and provides derivative clearing services to its affiliates. The Company and MCM utilize common personnel and facilities with applicable reimbursement arrangements.

On January 31, 2019, Mizuho Securities Canada Inc. ("MSCN") was formed, as a wholly owned subsidiary of the Company. MSCN is a corporation organized under the laws of British Columbia, Canada. MSCN is in the process of registering with the Investment Industry Regulatory Organization of Canada ("IIROC") and applying for membership in the U.S. Financial Industry Regulatory Authority ("FINRA"). The Company and MSCN utilize common personnel and facilities with applicable reimbursement arrangements.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of, or has access to, most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary MSCN. All material intracompany transactions have been eliminated.

3

2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes. The Company has no cash equivalents at March 31, 2019.

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the consolidated statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2019, cash and securities segregated for regulatory purposes includes $1,926,970 in securities received in resale agreements (comprised of U.S. Treasuries), and $29,929 in U.S. Treasury securities owned, with the remaining $779,868 in cash.

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and loaned transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest, and after applicable counterparty netting as shown in footnote 10. The amounts reported for collateralized agreements

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

approximate fair value as these are short term in nature and interest rate movements have not caused a change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is reviewed daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

Securities borrowed and loaned transactions are generally recognized on the consolidated statement of financial condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the consolidated statement of financial condition. At March 31, 2019, the Company had no such transactions.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2019, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $44,957,751. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $41,651,843 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet transactions until their start date, at which time they will be recorded as financing transactions in the consolidated statement of financial condition. At March 31, 2019, the Company had forward-starting collateralized agreements with start dates primarily ranging from April 1, 2019 to April 2, 2019. The contract values of these transactions

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

total $8,747,236 for resale and securities borrowing agreements and $6,394,781 for repurchase agreements.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the consolidated statement of financial condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Securities transactions

Securities owned and securities sold, not yet purchased, which include contracts for financial options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar securities.

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar securities in measuring fixed income securities at fair value. Exchange-traded equities and exchange-traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

Realized and unrealized gains and losses are recorded in the period during which the transaction or the change in fair value occurred.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the consolidated statement of financial condition as either assets or liabilities in securities owned or securities sold, not yet purchased, respectively. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty in the consolidated statement of financial condition. The Company records all derivative financial instruments at fair value. The Company does not apply hedge accounting as

2. Summary of Significant Accounting Policies (continued)

defined in ASC 815; therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are actively quoted and can be validated through external sources including brokers, market transactions and third party pricing services. The fair values of derivative assets and liabilities traded on exchanges are determined using exchange prices, market observations, or vendor based models. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract. Refer to footnote 11 for additional details of fair value measurements.

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's statement of financial condition and their effect on financial position, financial performance, and cash flows. The enhanced disclosures required by ASC 815 are included in footnote 10.

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities.

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net balance on the consolidated statement of financial condition at March 31, 2019 is comprised of $14,655 in leasehold improvements, $26,410 in information technology assets, and $4,681 in furniture and fixtures.

2. Summary of Significant Accounting Policies (continued)

Exchange memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment on at least an annual basis. If management were to ascertain that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. The Company recorded an impairment of $169 during the ended March 31, 2019.

Principal transactions

Principal transactions consist of realized and unrealized gains and losses on the Company's securities owned and securities sold, not yet purchased. To the extent that these securities also have associated interest and dividend income or expense, these accounts on the consolidated statement of income will also be impacted. As a result, the Company views principal transactions revenues and any associated net interest and dividends in the aggregate.

Interest and dividends

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned contract amounts are recorded with accrued interest. Interest accrued on securities owned at fair value and securities sold, not yet purchased at fair value is recorded in accrued interest and dividends receivable and payable on the consolidated statement of financial condition.

Dividends are accrued on equity securities owned and sold, not yet purchased on ex-dividend date. Dividends earned but unpaid are included in accrued interest and dividends receivable and payable on the consolidated statement of financial condition.

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Investment banking

Investment banking revenues include gains, losses, and fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Also included in Investment banking revenues are fees earned from advisory activities. Subsequent to the adoption of ASC 606, investment banking revenues are presented gross of transaction related expenses and are recognized when the Company satisfies the performance obligation.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the consolidated statement of financial condition date. Cumulative foreign currency translation adjustments include gains or losses resulting from translating foreign currency balances from their respective functional currencies to U.S. dollars, net of related tax effects.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the consolidated statement of financial condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the consolidated statement of financial condition using the provisions of the currently enacted tax laws.

Subsequent events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the

2. Summary of Significant Accounting Policies (continued)

consolidated statement of financial condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the consolidated statement of financial condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the consolidated statement of financial condition's preparation. The Company has evaluated all events and transactions that occurred subsequent to March 31, 2019 through the date the consolidated statement of financial condition was issued. There were no material recognizable or non-recognizable subsequent events during this period.

Accounting pronouncements adopted during 2018

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). ASU 2014-09 and subsequent amendments, supersede revenue recognition guidance under current U.S. GAAP and establish a principles-based approach for revenue contracts with customers. The core principle of the new guidance is a five-step model through which a company will recognize revenue when it transfers control of goods or services to customers at an amount that reflects the consideration to which it expects to be entitled for those goods and services. In August 2015, the FASB issued ASU 2015-14, which deferred the original effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017. The Company adopted the ASUs on April 1, 2018 and applied the ASU's on a modified retrospective basis, wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date. The customer contracts within the scope of the new standard include investment banking fees, equity and futures commissions, and affiliate service fee income. The Company has evaluated the new standard and there is no material impact on the timing of the recognition of revenue. The Company prospectively changed the presentation of certain investment banking costs from a net basis to a gross basis.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10: Recognition and Measurement of Financial Assets and Financial Liabilities). This ASU enhances the reporting model for financial instruments to provide users of financial statements with more decision-useful information. This ASU addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments, and measurement of credit losses on financial assets. Subsequently, the FASB issued ASU 2018-03 for technical corrections and improvements related to ASU 2016-01. The Company adopted this ASU on April 1, 2018. The adoption of this ASU did not have a material impact on the Company's consolidated statement of financial condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230: Restricted Cash). This ASU requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted this ASU on April 1, 2018. The adoption of this ASU did not have a material impact on the Company's consolidated statement of financial condition.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016- 02"). ASU 2016-02 (Topic 842) provides principle-based guidance that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right of-use asset representing its right to use the underlying asset for the lease term. Subsequently, the FASB issued ASU 2018-10, 2018-11 and 2018-20 for codification improvements related to ASU 2016-02. These ASUs increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. These ASUs permit existing lease transactions to continue their current accounting until maturity, termination or modification. The Company will adopt the ASUs on April 1, 2019 and will apply the ASUs on a modified retrospective basis. Upon the adoption of these ASUs, the Company expects to recognize approximately $35,000 in right-of-use assets and $40,000 in lease liabilities on its consolidated statement of financial condition at April 1, 2019, based on the present value of future minimum lease payments for operating leases where the Company is the lessee.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments). This ASU requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, using the Current Expected Credit Losses ("CECL") model in measuring credit losses, and enhancement of disclosures regarding credit risk. Under CECL, expected credit losses will be measured using historical experience, current conditions, and reasonable and supportable forecasts. This ASU affects loans, debt securities, net investments in leases, off-balance-sheet credit exposures and any other financial assets that are not excluded from the scope, and that have the contractual right to receive cash. This ASU will be applicable for financial statements issued for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of this ASU on its consolidated statement of financial condition.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements in order to improve the effectiveness of disclosure in the notes to financial statements by facilitating clear communication of the information required by U.S. GAAP that is most important to users of each entity's financial statements. This ASU will be applicable for financial statements issued for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of this ASU on its consolidated statement of financial condition. The Company's current evaluation indicates that the adoption of new standard will not have a material impact on its consolidated statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, consist of agency and non-agency mortgage-backed securities, U.S. Treasury and federal agency securities, equity securities, corporate debt, asset-backed securities, and derivative contracts. Securities sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the consolidated statement of financial condition. Securities owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or re-pledge the securities to others.

Securities owned and securities sold, not yet purchased, at fair value at March 31, 2019 consist of the following:

	Owned	Sold, not yet purchased
Mortgage-backed securities	$ 3,902,722	$ 23,130
U.S. Treasury and federal agency securities	3,080,585	1,478,156
Equity securities	1,159,692	260,895
Corporate debt	771,936	323,106
Asset-backed securities	65,257	-
Derivative contracts	20,240	68,790
Total	$ 9,000,432	$ 2,154,077

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2019 consist of the following:

	Receivables	Payables
Brokers and clearing organizations	$ 668,764	$ 34,920
Net receivable/payable for trades pending settlement	348,942	-
Securities failed to deliver/receive – customers	126,262	64,164
Investment banking	92,590	85,700
Securities failed to deliver/receive – brokers/dealers	49,616	177,166
Futures customers	7,897	3,171,117
Other	3,780	8,440
Total	$ 1,297,851	$ 3,541,507

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from futures exchanges. Included in this balance are receivables segregated or held in separate accounts under the Commodity Exchange Act in the amount of $440,639. Amounts payable to brokers and clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Net receivable for trades pending settlement is determined by the contract prices of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2019 were settled without a material effect on the Company's consolidated statement of financial condition.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers that have not settled on settlement date. Fails open at March 31, 2019, which remained unsettled, do not have a material effect on the Company's consolidated statement of financial condition.

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. This balance includes $2,771,594 of customer segregated balances under the Commodity Exchange Act.

5. Short Term Borrowings

The Company, along with Mizuho Securities Co., Ltd. ("MHSC") and Mizuho International plc ("MHI"), may issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $14,000,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was most recently amended on January 18, 2019. The Company has the ability to issue notes with maturities between seven days and perpetuity and with interest rates that may be fixed, floating or zero coupon. In connection with the program, MHFG and Mizuho Bank Ltd ("MHBK") have provided a "keep well agreement" that includes requirements to continue to own a majority of the Company's voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans.

The Company has the following floating rate MTNs outstanding as of March 31, 2019:

Maturity Date	Interest Rate	Par Value
May 2019	2.81%	$ 30,000
June 2019	3.25%	247,730
July 2019	2.90%	50,000
August 2019	2.83%	130,000
August 2019	2.85%	70,000
August 2019	2.98%	50,000
September 2019	2.80%	90,500
November 2019	2.98%	42,000
January 2020	3.05%	50,000
		$ 760,230

5. Short Term Borrowings (continued)

Interest rates will reset periodically, based on the three-month or one-month LIBOR plus a spread. The carrying value of the notes approximates fair value and is included within short term borrowings on the consolidated statement of financial condition.

On March 31, 2019, other short term borrowings are comprised of unsecured revolving bank loans totaling $133,024 with interest rates ranging from .07% to 3.12%.

On March 31, 2019, the Company had forward-starting short term borrowings of $320,612 with a start date of April 1, 2019.

6. Subordinated Borrowings

The Company has a $400,000 subordinated note payable to MHA that is set to mature in September 2019. The interest rate on the note is set based on one-month LIBOR plus a spread. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and are included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid. In addition, the Company has a $600,000 revolving subordinated loan facility with MHBK London, which was utilized to meet regulatory capital requirements, when needed. There was no amount outstanding as of March 31, 2019.

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2019, the consolidated statement of financial condition included the following balances with affiliates:

Assets

Cash and cash equivalents	$	52,268
Securities purchased under agreements to resell		1,158,107
Securities borrowed		897,810
Securities owned, at fair value		382
Receivables from brokers/dealers, clearing organizations and customers		167,725
Receivable from affiliates		33,456
Other assets		95

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

7. Related Party Transactions (continued)

Liabilities	
Short-term borrowings	$ 9,024
Securities sold under agreements to repurchase	439,000
Securities loaned	1,007,839
Securities sold, not yet purchased, at fair value	284
Payables to brokers/dealers, clearing organizations and customers	493,346
Accrued interest and dividends payable	112
Accrued expenses and other liabilities	46,860
Subordinated borrowings	400,000

Cash and cash equivalents

At March 31, 2019, the cash and cash equivalent balances are with MHBK.

Financing transactions

At March 31, 2019, the financing transaction balances are mostly comprised of securities purchased, securities borrowed, and securities loaned with MHSC and are presented after netting.

Receivables from and payables to brokers/dealers, clearing organizations and customers

Receivables are primarily comprised of securities failed to deliver with affiliates and balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances includes clearing fees, underwriting fees, rebates and fees for support and services or shared resources.

Receivables from affiliates

Receivables from affiliates are primarily comprised of balances related to managerial and support services with MCM for $13,414 and MHBK for $12,487 at March 31, 2019.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

7. Related Party Transactions (continued)

Borrowings from affiliates

At March 31, 2019, the Company had $400,000 in subordinated notes payable to MHA with accrued interest payable in the amount of $112. For the ended March 31, 2019 interest expense on subordinated borrowings totaled $12,406.

In addition, the Company had $9,024 in short-term borrowings payable to MHBK.

8. Employee Compensation and Benefit Plans

Defined benefit plan

Qualifying employees of the Company were covered by three defined benefit plans sponsored by MHBK: Mizuho Bank, Ltd. pension plan, Fuji Bank, Ltd. Supplemental Executive Retirement Plan and Mizuho Bank, Ltd. Supplemental Executive Retirement Plan. The Company accounted for its participation in those plans as a participation in a multiemployer plan in accordance with ASC 715-30, *Compensation.*

Defined contribution plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's discretionary contribution is based on eligibility and percentage of applicable employee compensation.

Deferred bonus plan

The Company maintains a deferred bonus plan (the "plan"). The plan defers a portion of certain annual bonuses (a "deferred award") based on the terms of the plan, payable in equal installments, with interest based on the Consumer Price Index- All Urban Consumers, over three years. Deferred awards are recognized in the consolidated statement of financial condition in the year vested. Employees must meet certain requirements to vest in and receive payment of a deferred award.

Employees not meeting such requirements may forfeit all or a portion of their award. The Company's maximum future liability under the plan at March 31, 2019 is $41,160 which results from deferred awards granted for the years ended March 31, 2017 through March 31, 2019. The payable for deferred awards that vested of $19,496 has been recognized in accrued

8. Employee Compensation and Benefit Plans (continued)

expenses and other liabilities on the consolidated statement of financial condition for the year ended March 31, 2019.

Post-retirement health care plan

The Company has a defined benefit post-retirement health care plan (the "health care plan") that covers a limited group of employees meeting certain criteria. Health care plan benefits commence upon retirement from the Company and end at age of eligibility for coverage under Medicare or upon coverage of participants by another plan. Participants become eligible for plan benefits if they retire after reaching age 55 with 8 or more years of service. The health care plan is noncontributory and is a continuation of the active employee medical and dental plans in which the Company pays substantially all eligible medical expenses. The Company does not currently fund this health care plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

The accumulated post-retirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2019 is $1,034, which is reported in accrued expenses and other liabilities in the consolidated statement of financial condition.

The following table provides a reconciliation of the changes in the APBO from April 1, 2018 through March 31, 2019:

Change in benefit obligation (APBO)		
APBO at the beginning of the period	$	980
Service cost		32
Interest cost		22
APBO at the end of the period	$	1,034

The funded status of the health care plan is the excess of the APBO over plan assets. The Company does not have assets segregated and restricted to provide post-retirement benefits; as such, the funded status of the health care plan is equal to the liability recorded as the APBO.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

8. Employee Compensation and Benefit Plans (continued)

Assumptions

The weighted-average discount rate assumption used to determine the APBO and net periodic benefit cost was 3.45%. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ended March 31, 2019 were 6.13% and 4.8%, respectively. The medical and dental healthcare cost trend rates are assumed to be 5.9% and 4.7%, respectively, by the year ended March 31, 2020. The medical and dental healthcare cost increase trend rates are both further assumed to gradually decrease to be 4.5% by the year ending March 31, 2038.

As of March 31, 2019, the latest actuarial valuation date, a one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported for APBO and net periodic benefit cost:

	One Percentage Point Increase	One Percentage Point Decrease
Increase/(decrease) in total service cost and interest cost	$ 6	$ (6)
Increase/(decrease) in APBO	69	(63)

The estimated benefits expected to be paid are as follows:

Year ending March 31:	Amount
2020	71
2021	64
2022	77
2023	111
2024	79
2025-2028	656
	$ 1,058

9. Income Taxes

The Company is a single member limited liability company, and as such, is a disregarded entity owned by MHA for U.S. corporation income tax purposes.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

9. Income Taxes (continued)

For the fiscal year ending March 31, 2019, the Company is included in MHA's federal, state and local income tax returns. In addition, the Company, as a division of MHA files certain combined or unitary group tax return filings for state and local income tax purposes. Pursuant to a federal, state and local tax sharing agreement, the Company computes its federal, state and local tax provision on a separate return basis which is then adjusted for the effect of filing in the combined or unitary group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax expense or benefit will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2019, the Company had tax receivables of $3,602 and tax payables of $26,783 due from and to affiliates, which were recorded under prepaid expenses and accrued expenses and other liabilities in the consolidated statement of financial condition.

On December 22, 2017, the President signed Public Law Number 115-97, commonly referred to as the Tax Cuts and Jobs Act of 2017 (the "Act"). The Act enacted comprehensive U.S. tax legislation, making broad and complex changes to the U.S. tax code. It reduces the U.S. federal corporate tax rate from a maximum rate of 35% to a flat rate of 21%, effective January 1, 2018.

The difference between taxes at the U.S. federal statutory rate and the effective rate is primarily due to the effects of state and local taxes and accrual of base erosion and anti-abuse tax due to US tax reform.

As of March 31, 2019, the Company had a net DTA of $35,797 consisting of a gross DTA of $37,370 and a gross DTL of $1,573. The resulting net asset is included in other assets in the consolidated statement of financial condition. The gross DTA results primarily from certain accrued expenses not currently deductible for tax purposes. The DTL primarily results from tax depreciation in excess of book depreciation.

The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2018 to March 31, 2019:

Balance as of April 1, 2018	$ 4,284
Increases related to prior year tax positions	–
Decreases related to prior year tax positions	–
Increases related to current year tax positions	51
Decreases related to current year tax positions	–
Decreases related to settlements with taxing authorities	(740)
Decreases related to lapsing of statute of limitations	–
Balance as of March 31, 2019	$ 3,595

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

9. Income Taxes (continued)

The Company's total unrecognized tax benefits (including interest and penalties of $1,726) that, if recognized, would affect the Company's effective tax rate were $4,564 at March 31, 2019.

The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change within the next twelve months.

The Company's returns beginning with tax years ended March 31, 2016 remain subject to examination by federal, state and local tax authorities.

10. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward and futures contracts, options on equities and futures contracts, interest rate swaps, credit default swaps, foreign exchange contracts, and to-be-announced securities transactions ("TBAs"). The Company enters into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk.

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option.

Interest rate swaps are entered into between two counterparties, typically one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Interest rate swaps are primarily used to limit or manage exposure to fluctuations in interest rates. The Company enters into interest rate swaps to help manage its exposure to interest rate risk and as an interest rate swaps dealer.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

Credit default swaps ("CDS") are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps primarily to mitigate credit risk on its corporate debt holdings. The Company buys protection in the course of these transactions, and may enter into a sell transaction with the same counterparty to close out the CDS position. As such, settlements under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Therefore, the Company's risk of loss on sold CDS positions is offset by protection purchased with the same counterparty.

Foreign exchange forward contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances settling in Japanese Yen.

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The fair values of derivative financial instruments included in securities owned and securities sold, not yet purchased as of March 31, 2019 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
TBA securities transactions	$ 11,614	$ 44,359
Forward settling trades	7,679	4,149
Options	947	20,279
FX forwards	-	3
Total fair value of derivatives	$ 20,240	$ 68,790

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at fair value as of March 31, 2019 and would incur a loss if the fair value of the securities increases subsequent to March 31, 2019.

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure.

Where the Company does not have direct access to certain futures markets, it utilizes clearing brokers. The Company guarantees to the respective clearing houses or other clearing brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are cleared.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

Offsetting assets and liabilities

Derivative activities are transacted under legally enforceable master netting agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the consolidated statement of financial condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

All repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. When specific conditions are met, including the existence of a legally enforceable master netting agreement and/or net settlement through a central clearing organization, the Company nets certain repurchase agreements and resale agreements with the same counterparty on the consolidated statement of financial condition. All securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets securities borrowing and lending transactions with the same counterparty on the consolidated statement of financial condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The following table presents derivative instruments and securities financing agreements. Derivative instruments are included in securities owned and securities sold, not yet purchased as of March 31, 2019. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting. Securities financing agreements are included on the consolidated statement of financial condition in securities purchased under agreements to resell or securities borrowed and securities sold under agreements to repurchase or securities loaned. These balances are presented on a gross basis, prior to the application of counterparty and collateral netting.

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a) Financial Instruments (c)	Collateral (d)	Net Exposure
Derivatives						
TBA Securities	$ 81,042	$ (69,428)	$ 11,614	$ —	$ —	$ 11,614
Forward settling trades	7,679	—	7,679	—	—	7,679
Options	947	—	947	—	—	947
Total derivatives	$ 89,668	$ (69,428)	$ 20,240	$ —	$ —	$ 20,240

	Gross Assets	Amounts Offset (b)	Net Assets Recognized	Amounts not net (a) Financial Instruments (c)	Collateral (d)	Net Exposure
Securities purchased under agreements to resell	$ 39,562,188	$ (25,249,149)	$ 14,313,039	$ 1,650,159	$ 12,649,788	$ 13,092
Securities borrowed	3,566,134	(1,854,591)	1,711,543	1,482,480	167,308	61,755

(a) For some counterparties, the financial instruments and collateral not net on the consolidated statement of financial condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(b) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(c) These represent liabilities with the same counterparties that are not presented net on the consolidated statement of financial condition because all U.S. GAAP netting criteria were not met.

(d) These represent collateral values received on net assets recognized after consideration of liabilities with the same counterparties (note (c)).

(In Thousands)

10. Financial Instruments (continued)

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Amounts not net (e) Collateral (h)	Net Amount
Derivatives						
TBA Securities	$ 114,624	$ (70,265)	$ 44,359	$ –	$ –	$ 44,359
Options	20,279	–	20,279	–	–	20,279
Forward settling trades	4,149	–	4,149	–	–	4,149
FX forwards	3	–	3	–	–	3
Interest rate swaps	17,054	(17,054)	–	–	–	–
Credit default swaps	893	(893)	–	–	–	–
Total derivatives	$ 157,002	$ (88,212)	$ 68,790	$ –	$ –	$ 68,790

	Gross Liabilities	Amounts Offset (f)	Net Liabilities Recognized	Amounts not net (e) Financial Instruments (g)	Amounts not net (e) Collateral (h)	Net Amount
Securities sold under agreements to repurchase	$ 43,625,134	$ (25,249,149)	$ 18,375,985	$ 1,650,159	$ 16,542,868	$ 182,958
Securities loaned	4,800,765	(1,854,591)	2,946,174	1,482,480	1,427,702	35,992

(e) For some counterparties, the financial instruments and collateral not net on the consolidated statement of financial condition may exceed the net liability recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net liability recognized. As a result, a net amount is reported even though the Company, on an aggregate basis, has pledged securities collateral with a total fair value that is greater than the funds owed to counterparties.

(f) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(g) These represent assets with the same counterparties that are not presented net on the consolidated statement of financial condition because all U.S. GAAP netting criteria were not met.

(h) These represent collateral values provided against net liabilities recognized after consideration of assets with the same counterparties (note (g)).

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at March 31, 2019:

		Remaining Contractual Maturity of Agreements			
	Open	Overnight	< 30 Days	>30 Days	Total
Securities sold under agreements to repurchase					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ 353,137	$ 17,956,872	$ 5,046,702	$ 6,238,001	$ 29,594,712
Mortgage-backed securities	1,200	9,978,775	1,171,913	511,970	11,663,858
Equities	765,640	–	–	1,800	767,440
Corporate debt	133,026	449,735	–	–	582,761
Asset-backed securities	–	1,015,685	60	618	1,016,363
Total	$ 1,253,003	$ 29,401,067	$ 6,218,675	$ 6,752,389	$ 43,625,134
Securities loaned					
Collateral pledged:					
U.S. Treasury and federal agency securities	$ –	$ 242,383	$ –	$ –	$ 242,383
Equities	1,908,730	439,260	1,024,962	1,178,725	4,551,677
Corporate debt	6,705	–	–	–	6,705
Total	$ 1,915,435	$ 681,643	$ 1,024,962	$ 1,178,725	$ 4,800,765

Concentrations of market and credit risk

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

10. Financial Instruments (continued)

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk primarily by setting and monitoring risk limits, scenario analysis (for historical events as well as potential adverse market conditions), review and analysis of large potential trades or new securitizations before the execution, regular review of the desk level portfolios and firm wide exposures to various risk factors, besides economically hedging its exposure to risk factors.

Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the consolidated statement of financial condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into netting agreements to mitigate the credit risk and reduce the maximum amount of loss. Management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized trading activities is low.

11. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Fair Value Measurements (continued)

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run or recently issued U.S. Treasury bonds, notes, and strips. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and TBAs.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities and corporate debt. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit default swap contracts, equity options and foreign exchange contracts.

Level 3: Assets and liabilities, whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2019.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Fair Value Measurements (continued)

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2019:

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
Mortgage-backed securities	$ —	$ 3,902,722	$ —	$ 3,902,722
U.S. Treasury and federal agency securities	1,838,733	1,241,852	—	3,080,585
Equities	1,159,692	—	—	1,159,692
Corporate debt	—	771,936	—	771,936
Asset-backed securities	—	65,257	—	65,257
Derivative contracts	11,700	8,540	—	20,240
Securities segregated for regulatory purposes:				
U.S. Treasury and federal agency securities	29,929	—	—	29,929
Total	$ 3,040,054	$ 5,990,307	$ —	$ 9,030,361

Liabilities	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 674,698	$ 803,458	$ —	$ 1,478,156
Corporate debt	—	323,106	—	323,106
Equities	260,895	—	—	260,895
Derivative contracts	44,447	24,343	—	68,790
Mortgage-backed securities	—	23,130	—	23,130
Total	$ 980,040	$ 1,174,037	$ —	$ 2,154,077

Valuation techniques

The Company utilizes Level 1 prices whenever available. U.S. Treasury Bills and other U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. The Level 2 designation is utilized with off-the-run U.S. Treasury securities. Off-the-run securities are aged issuances which tend to be less liquid and not as readily quotable as on-the-run securities. Federal agency securities are measured using a spread to the Treasury benchmark. These Level 2 measurements may be applied for securities such as medium term notes, which are typically smaller issuances initiated through reverse inquiry by potential investors and some callable securities.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Fair Value Measurements (continued)

The fair values of securitized products, which include agency pass-through securities, collateralized mortgage obligations ("CMO"), non-agency residential mortgage-backed-securities ("RMBS"), asset-backed-securities ("ABS") and private label (non-agency) commercial mortgage-backed-securities ("CMBS"), are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Market price quotes may not be readily available for some positions. These instruments are valued using vendor supplied models that estimate the fair value of the securities using observable prices of a liquid benchmark set, credit risk, interest rate risk and prepayment risk. As such, securitized products are categorized as Level 2.

The Company measures ABS using the spread over the U.S. Treasury benchmark. Most of the asset-backed-securities in inventory are collateralized auto loans and credit cards.

The Company's corporate bonds largely consist of investment grade corporate bonds and notes. These are categorized as Level 2 as the Company measures fair value using the spread over the U.S. Treasury benchmark.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations, based on observable inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1. Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Equity options are measured using a Black-Scholes model and are categorized as level 2. The fair value of derivatives offset on the balance sheet is consistent with the leveling reported. Details of derivative contracts are disclosed in Footnote 10.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

11. Fair Value Measurements (continued)

Financial assets and liabilities not measured at fair value

Other financial instruments are recorded by the Company at contract amounts and include short-term borrowings, receivables from and payables to brokers, dealers, clearing organizations and customers, securities borrowed and securities loaned, securities purchased under agreements to resell, securities sold under agreements to repurchase, exchange memberships, accrued interest and dividends receivable, accrued interest and dividends payable, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Transfers into/out of Levels 1 and 2

There have been no transfers between Levels 1 and 2 for the year ended March 31, 2019.

12. Commitments and Contingencies

Lease commitments

The Company has remaining minimum annual rental commitments for office spaces under non-cancelable operating leases with initial terms in excess of one year, as follows:

Year ending March 31:	Amount
2020	10,838
2021	4,524
2022	3,207
2023	3,189
2024	3,133
Thereafter	15,807
	$ 40,698

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

12. Commitments and Contingencies (continued)

The Company is legally obligated to return certain premises to original condition. In accordance with ASC 410, *Asset Retirement Obligations*, the Company initially recognized the fair value of these liabilities for asset retirement obligations of $1,160. The Company recognized corresponding assets for these amounts and capitalized these costs on the consolidated statement of financial condition. These amounts are amortized on a straight line basis over the life of the leases. The Company will recognize additional accretion costs of $302 for assumed inflation rates to be accreted on a straight line basis over the life of the leases, resulting in an asset retirement obligation of $1,420. This amount is recorded in accrued expenses and other liabilities on the consolidated statement of financial condition.

The Company has provided letters of credit in connection with leases for its New York and Boston offices in the amount of $824 and $18, respectively. These letters of credit are collateralized by U.S. Treasury securities.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There are no open commitments at March 31, 2019.

Litigation

In accordance with the provisions of ASC 450, Contingencies ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's consolidated statement of financial condition.

Exchange Member and Central Clearing Organization Guarantees

The Company is a member of various exchanges and central clearing organizations that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member

Mizuho Securities USA LLC

Notes to Consolidated Statement of Financial Condition (continued)

(In Thousands)

12. Commitments and Contingencies (continued)

who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Affiliate Guarantees

In connection with the Company's memberships in central clearing organizations, the Company acts in the capacity of "sponsor" to two affiliates that wish to clear transactions through the central counterparty where the Company has a membership. As a sponsor, the Company may be required to provide collateral or assume other trade-related responsibilities on behalf of the affiliate.

13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to the Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 ("Rule 15c3-3), or 8% of the total risk maintenance margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2019, the Company's net capital of $816,236 was $583,112 in excess of the required amount of $233,124. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC and other regulators.